Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Organization
1. Marvel Characters, Inc.	Delaware
2. Marvel Entertainment International Limited	United Kingdom
3. Marvel Property, Inc.	Delaware
4. Marvel Publishing, Inc.*	Delaware
5. Marvel Studios, Inc.	Delaware
6. Marvel Toys Limited	Hong Kong
7. MVL Film Finance LLC	Delaware
8. MVL Productions LLC	Delaware
9. MVL Rights LLC	Delaware
10. MRV, Inc.	Delaware
11. Toy Biz International Limited	Hong Kong
12. Spider-Man Merchandising L.P.	Delaware
13. MVL Development LLC	Delaware
14. Marvel Film Productions LLC	Delaware
15. Incredible Productions LLC	Delaware
16. Iron Works Productions LLC	Delaware
17. MVL Iron Works Productions Canada, Inc.	Province of Ontario
18. MVL Incredible Productions Canada, Inc.	Province of Ontario

*Also does business under the name Marvel Comics.